April 3, 2007

By Facsimile and Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

450 5th Street NW

Washington, DC  20549

Re:	Ceragenix Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed February 1, 2007
File No. 333-140387

Dear Mr. Hindin:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Ceragenix Pharmaceuticals, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its registration statement on Form SB-2 (Registration Statement No. 333-140387) (the “Registration Statement”), filed by the Company on February 1, 2007.  The Company’s request is based on a determination at this time not to proceed with the registration of the shares in connection with the exchange offer contemplated by Osmotics Corporation (“Osmotics”).  The Company will determine the appropriate filing, if any, at such time as Osmotics commences or completes the exchange offer with its shareholders. The Registration Statement was never declared effective and no securities were sold in connection with the offering.

The Company respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (303) 534-1860, and the facsimile number of our counsel, John W. Kellogg of McKenna Long & Aldridge LLP, is (303) 634-4400.  If you have any questions regarding this request for withdrawal, please contact Mr. Kellogg at (303) 634-4000.

Sincerely,

Ceragenix Pharmaceuticals, Inc.

By:	/s/ Jeffrey S. Sperber
Jeffrey S. Sperber, Chief Financial Officer

cc:           John W. Kellogg, Esq. - McKenna Long & Aldridge LLP